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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 29549


                                 SCHEDULE 13G
                                (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. 6)*


                           PLATINUM TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                  72764 T 101
                  -------------------------------------------
                                (CUSIP Number)


                               ----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
  CUSIP NO. 72764 T 101             13G                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Andrew J. Filipowski

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            4,119,042

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          189,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,119,042

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          189,000
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,308,042
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.6%

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      TYPE OF REPORTING PERSON*
12
      PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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---------------------                                         -----------------
CUSIP No. 72764 T 101                                         Page 3 of 6 Pages
---------------------                                         -----------------

Item 1(a)    Name of Issuer:

                  Platinum Technology, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

                  1815 South Meyers Road
                  Oakbrook Terrace, IL 60181

Item 2(a)    Name of Person Filing:

                  Andrew J. Filipowski

Item 2(b)    Address of Principal Business Office or, if None, Residence:

                  1815 South Meyers Road
                  Oakbrook Terrace, IL 60181

Item 2(c)    Citizenship:

                  U.S.A.

Item 2(d)    Title of Class of Securities:

                  Common Stock, par value $.001 per share

Item 2(e)    CUSIP Number:

                  72764 T 101

Item 3.      Type of Person:

                  Not Applicable.
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CUSIP No. 72764 T 101                                          Page 4 of 6 Pages


Item 4.   Ownership:

          (a)  Amount Beneficially Owned:

               4,308,042/(1)(2)(3)/

          (b)  Percent of Class:

               6.6%

          (c)  Number of shares as to which person has:

               (i)    sole power to vote or to direct the vote: 4,119,042/(3)/

               (ii)   shared power to vote or to direct the vote: 189,000/(2)/

               (iii)  sole power to dispose or to direct the disposition of:
                      4,119,042/(3)/

               (iv)   shared power to dispose or to direct the disposition of:
                      189,000/(2)/

------------------
/(1)/ Includes (i) 1,957,500 shares which Mr. Filipowski has the right to acquire within 60 days of December 31, 1997 pursuant to the exercise of stock options held by Mr. Filipowski; (ii) 189,000 shares held by The Filipowski Foundation and (iii) an aggregate of 391,549 shares held by Platinum Venture Partners I, L.P. and Platinum Venture Partners II, L.P. (collectively, the "PVP Partnerships"). Beneficial ownership is determined as of December 31, 1997.

/(2)/ Mr. Filipowski disclaims beneficial ownership of the 189,000 shares owned by The Filipowski Foundation. The inclusion of such shares in Items 4(a) and 4(b) shall not be construed as an admission that Mr. Filipowski, for the purpose of Section 13(d), 13(g) or otherwise, is the beneficial owner of such securities. Mr. Filipowski has shared power to direct the vote and the disposition of the securities owned by The Filipowski Foundation.

/(3)/ Includes (a) 1,957,500 shares which Mr. Filipowski has the right to acquire within 60 days of December 31, 1997 pursuant to the exercise of stock options held by Mr. Filipowski and (ii) 391,549 shares held by the PVP Partnerships). The Reporting Person is the sole director, a stockholder and the President and Chief Executive Officer of the
       corporate general partner of the PVP Partnerships, and in such capacities, may be deemed the beneficial owner of the shares owned by the PVP Partnerships. This Reporting Person disclaims beneficial ownership of the shares owned by the PVP Partnerships except to the extent of his pecuniary interest. The inclusion of such shares in Items 4(a) and 4(b) shall not be construed as an admission that Mr.
       Filipowski, for the purpose of Section 13(d), 13(g) or otherwise, is the beneficial owner of such securities.
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CUSIP No. 72764 T 101                                          Page 5 of 6 Pages

     Item 5.   Ownership of Five Percent or less of a Class:

                    Not Applicable.

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

                    Not Applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

                    Not Applicable.

     Item 8.   Identification and Classification of Members of the Group:

                    Not Applicable.

     Item 9.   Notice of Dissolution of Group:

                    Not Applicable.

     Item 10.  Certification:

                    Not Applicable.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1998



                                              /s/ ANDREW J. FILIPOWSKI
                                              ----------------------------------
                                                  Andrew J. Filipowski